Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			BARCLAYS CAPITAL NOMINEES LTD	30,002,771
			CHASE NOMINEES LTD*	28,805,387
			INVESTORS BANK AND TRUST CO.	18,846,106
			STATE STREET NOMINEES LTD	1,577,413
			R C GREIG NOMINEES LTD*	523,003
			BARCLAYS TRUST CO.	322,065
			BANK OF IRELAND NOMINEES LTD	295,159
			MELLON NOMINEES LTD	285,796
			NORTRUST NOMINEES LTD	108,459
			VARIOUS MINOR ACCOUNTS	133,360

			*MULTIPLE ACCOUNT DESIGNATIONS

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH	10.	Date of transaction 24 MAY 2005	11.	Date company informed 31 MAY 2005

12.	Total holding following this notification 80,899,519	13.	Total percentage holding of issued class following this notification 3.89%

14.	Any additional information	15.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

16.	Name and signature of authorised company official responsible for making this notification
J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 1 JUNE 2005